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November 28, 2022

Via EDGAR

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Jordan Nimitz
Christine Westbrook

	Re:	ETAO International Co., Ltd.
Draft Registration Statement on Form F-4
Submitted November 2, 2022
CIK 0001939696

Dear Ms.Nimitz and Ms. Westbrook:

On behalf of ETAO International Co., Ltd. (the “Company”), we are hereby responding to the letter dated November 15, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Draft Registration Statement on Form F-4 confidentially submitted to the Commission on November 2, 2022 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 2 to Draft Registration Statement on Form S-4 submitted November 1, 2022

Summary of the Proxy Statement/Prospectus, page 19

1.	We note your revisions in response to our prior comment 3 and reissue in part. Please revise your organization chart to disclose the person or entity that owns the equity in each depicted entity, or otherwise please explain why you cannot disclose such persons. We also note your disclosure on page 68 that "ETAO may have to incur substantial costs and expend additional resources to enforce such arrangements." Please include this statement in the section titled, "Summary of challenges and risks involved in the VIE Arrangements and enforcing the VIE Agreements" within the Summary of the Prospectus.

RESPONSE: The Company acknowledges the Staff’s comment and has revised disclosures on pages 20, 21 and 23 of the Revised Draft Registration Statement.

Parties to the Business Combination

High-Tech Drug Development/Telemedicine, page 26

2.	We note your revisions in response to our prior comment 5 and reissue in part. We note that DNurse and DTalks utilize "medical big data" to provide their services. Please describe the sources of this data, including whether it is collected from users and the extent to which the entities rely on the collection of user data.

RESPONSE: The Company acknowledges the Staff’s comment and has revised disclosures on pages 27, 28, 201, 203 and 204 of the Revised Draft Registration Statement.

Risks Related to Doing Business In China, page 43

3.	We note your response to our prior comment 6, which we reissue in part. Please revise your summary of risk factors to specifically discuss the risk that the Chinese government may intervene or influence your operations at any time.

RESPONSE: The Company acknowledges the Staff’s comment and has revised disclosures on pages 44, 80 and 81 of the Revised Draft Registration Statement.

Background of the Business Combination, page 141

4.	We note your response and revisions in response to our prior comment 10. Please revise to provide the basis for selecting Yidu as the telemedicine company most comparable to ETAO. Please also describe how you arrived at the 20.5x P/S multiple that the Board used to estimate ETAO's initial and, if applicable, subsequent valuation, including any underlying assumptions and limitations. Please also revise to present the projections in tabular or narrative form and remove the graphic on page 149 from the prospectus as its prominence is inappropriate. Additionally, please describe the methodology used by the MCAE board to "analyze the Chinese telemedicine industry as a whole," as referenced on page 150.

RESPONSE: The disclosure has been revised to expand on the basis for selecting Yidu as the telemedicine company most comparable to ETAO. We have also clarified the basis for the 20.5x P/S multiple. Please note that the 20.5x P/S for ETAO was not the basis for the $2.5 billion valuation, but rather derived from that valuation concluded by the Board, and its reasonableness validated in comparison to the 24.4x P/S multiple for Yidu.

The graphic on page 150 from the prospectus has been revised and incorporated in tabular form along with its key assumptions.

Lastly, the disclosure has been expanded to describe the methodology used by the MCAE board to "analyze the Chinese telemedicine industry as a whole," as referenced on pages 150 and 151.

Intellectual Property, page 223

5.	We note your revisions in response to our prior comment 14. We note that Patent Nos. 21-28 still do not include anticipated expiration dates. Please revise to include the anticipated expiration dates if issued.

RESPONSE: The Company acknowledges the Staff’s comment. Patents 21 through 28 are currently in process. Upon completion of the patent review process, the Company will receive expiration dates on such patents and will provide the dates on the Revised Draft Registration Statement for patents 21 through 28 in the future.

Industry Overview, page 235

6.	We have reviewed your revisions in response to our prior comment 15. We note your description of three recent policy developments relating to China's online healthcare services industry. Please describe any regulations or guidance in these policies that will be relevant to you and how you intend to satisfy those requirements.

RESPONSE: The Company acknowledges the Staff’s comment and has revised disclosures on pages 244 and 245 of the Revised Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations of ETAO

Liquidity and Capital Resources, page 276

7.	Please update your discussion of liquidity for the six month period ended June 30, 2022, including a discussion and analysis of significant changes operating, investing, and financing cash flows from the prior comparative period. You may wish to refer to Section 501.03.a of the Financial Reporting Codification for guidance.

RESPONSE: The disclosure has been updated on pages 277 to 278 to include the discussion of liquidity for the six month period ended June 30, 2022, including a discussion and analysis of significant changes operating, investing, and financing cash flows from the prior comparative period.

ETAO International Group

Financial Statements for the Six Months Ended June 30, 2022 and 2021, page F-126

8.	Please revise your interim financial statements to clearly mark as "unaudited" each page of the information accompanying your auditor's review report in accordance with paragraph .37D of AS 4105.

RESPONSE: The disclosure has been revised to clearly mark as "unaudited" each page of the information accompanying the auditor's review report for the Six Months Ended June 30, 2022 and 2021.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

4. Provision of medical technology services, page F-141

9.	Please revise your accounting policy disclosure here and page F-60 as was done in response to our prior comment 16 on page 262.

RESPONSE: The disclosures for pages F-61 and F-142 have been revised to reflect the previous adjustments in response to comment 16 on page 262.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Huan Lou of Sichenzia Ross Ference LLP at (212) 930-9700 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP